

October 17, 2012

<u>Via E-mail</u>
L. Joseph Stella, III
Chief Financial Officer
Colonial Financial Services, Inc.
2745 S. Delsea Drive
Vineland, NJ 08360

     Re: **Colonial Financial Services, Inc.**
                Form 10-K for the period ended December 31, 2011
                Filed March 29, 2012
                Form 10-Q for the period ended June 30, 2012
                Filed August 13, 2012
                File No. 001-34817

Dear Mr. Stella:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>June 30, 2012 Form 10-Q</u>

<u>Note 7. Loans and Allowance for Loan Losses, page 17</u>

1. On page 23, you disclose no allowance for loans losses related to loans individually evaluated for impairment with a recorded investment of $24 million and an unpaid principal balance of $29 million. We also note your disclosure on page 23 related to your new charge-off policy on collateral-dependent loans. Please tell us in detail and revise future filings to describe how you measure the amount to charge-off related to collateral-dependent loans. For example, tell us whether you charge-off loans to the estimated fair

value, to the unadjusted appraised value or to some other amount. If you do not charge-off loans to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral-dependent loans for the qualitative adjustment related to estimated liquidation expenses disclosed on page 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Three Months Ended June 20, 2012 and June 30, 2011 – Provision for Loan Losses, page 40

2. You disclose that you charged-off $3.0 million on commercial real estate loans due to reduced valuations upon re-appraisals of the underlying collateral during the three months ended June 30, 2012.

    a. Please tell us if you re-appraised all impaired commercial real estate loans during the quarter ended June 30, 2012. If not, please provide us an analysis showing each impaired loan, the date of the most recent appraisal, the valuation per the appraisal and any qualitative factor used to estimate the value of the collateral. Also, explain to us how the significant decrease in value from the updated appraisals was considered in assessing the fair value of impaired loans that did not get re-appraised.

    b. Please provide us a summary of the calculation of the allowance for loan loss on the non-impaired commercial real estate loan portfolio collectively evaluated for impairment at June 30, 2012 ($927 thousand). Please tell us in detail and revise future filings to explain how the significant charge-off's were incorporated in and impacted your calculation at June 30, 2012. Also explain why the allowance as a percentage of the total collectively evaluated commercial real estate portfolio decreased from 1.35% at March 31, 2012 to 1.25% at June 30, 2012 considering the large charge-offs taken.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

L. Joseph Stella, III
Colonial Financial Services, Inc.
October 17, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3474 with any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant